UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 15, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary

Economic Contribution Report 2020 Bringing people and resources together to build a better world

Our Charter a We leading are BHP, global resources company. Our Purpose To bring people and resources together to build a better world. Our Strategy Our strategy is to have the best capabilities, best commodities and best assets, to create long-term value and high returns. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our e? orts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our teams are inclusive and diverse. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Mike Henry Chief Executive Officer February 2020 BHP Group Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Group Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Group Limited and BHP Group Plc is a member of the Group, which has its headquarters in Australia. BHP is a Dual Listed Company structure comprising BHP Group Limited and BHP Group Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP. The headquarters of BHP Group Limited and the global headquarters of the combined Group are located in Melbourne, Australia. The headquarters of BHP Group Plc are located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the Group as a whole. In this Report, the terms ?BHP?, ?Group?, ?BHP Group?, ?we?, ?us?, ?our? and ?ourselves? are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries.

In this Report Chief Financial Officer?s introduction 2 FY2020 total economic contribution 3 Our contribution throughout the value chain 6 Approach to transparency and tax 9 Our payments to governments 18 Tax and our FY2020 Financial Statements 24 Basis of Report preparation 26 Glossary 27 Independent auditor?s report to the Directors 28 of BHP Group Plc and BHP Group Limited Corporate directory Inside back cover BHP Economic Contribution Report 2020 1

Chief Financial Officer?s introduction ?In payments FY2020, to our government tax, royalty totalled and other US we$ paid 9.1 billion US$85 . During .0 billion the globally last decade, in taxes, royalties and other payments.? BHP has a long-standing commitment to transparency. We believe it enhances understanding, builds trust and holds us and others to account. We?ve disclosed details of our tax and royalty payments for more than 20 years and during that time we have continually updated and expanded our disclosures. As in prior years, this Report discloses our total direct economic contribution, including the taxes and royalties we paid on a country-by-country and project-by-project basis. We disclose reconciliation of this data to our Financial Statements, including comparative data from prior years. We also disclose additional voluntary information, such as details of each of our subsidiary entities in ?tax haven? countries and tax incentives we have been granted in the countries in which we operate. In addition, we disclose our intra-group transactions and relationships with tax authorities in compliance with the Australian Voluntary Tax Transparency Code. We also disclose further information regarding our approach to tax risk management and governance. Consistent with our commitment to transparency, we support the voluntary disclosure of country-by-country reports that contain quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, and number of employees for each country in which a subsidiary entity of a corporate group is a tax resident. We will publish our country-by-country data for FY2019, separately to this Report. BHP?s corporate purpose is to bring people and resources together to build a better world. We are proud of the valuable contribution we make to the communities where we operate and to society as a whole. The economic contribution we make is an important part of this. Our total direct economic contribution for FY2020 was US$37.2 billion. This includes payments to suppliers, wages and benefits for our more than 80,000 employees and contractors, dividends, taxes and royalties, and voluntary investment in social projects across the communities where we operate. In FY2020, our tax, royalty and other payments to governments totalled US$9.1 billion. Of this, 82.2 per cent or US$7.5 billion was paid in Australia. During the last decade, we paid US$85.0 billion globally in taxes, royalties and other payments, including US$64.2 billion (approximately A$76.0 billion) in Australia. Our global adjusted effective tax rate in FY2020 was 33.2 per cent, which is broadly in line with our average adjusted effective tax rate over the past decade of 33.5 per cent. Once royalties are included, our FY2020 rate increases to 42.2 per cent. This significant contribution of taxation and royalty revenue to the countries in which we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. In addition, our investment in economies creates high-paying jobs, both directly within our assets and indirectly through our suppliers, which supports the standard of living and further development of those communities. We also create value for our shareholders, lenders and other investors through the returns we provide, such as dividends. In FY2020, we paid US$8.6 billion to shareholders, lenders and investors. Tax competitiveness continues to be an important factor in our investment decisions. Our investments create jobs and support the standard of living and further development of the countries that we invest in. As well as direct employment, in FY2020 we paid US$15.5 billion to our suppliers globally, with US$1.9 billion paid to local suppliers in the communities in which we operate. We believe companies should pay their fair share of tax and countries should have taxation rights commensurate with value created in those countries. We support the work currently being undertaken by the Organisation for Economic Co-operation and Development to reach a global solution to address the tax challenges of the digitalisation of the economy. We continue to be concerned about the risk of double taxation. For the extraction industry, as the right to extract commodities is inherently and substantially connected with the country in which the commodities are located, such countries should continue to have the right to tax profits from the extraction of commodities. For these reasons, we support an outcome that results in the taxing rights in relation to profits associated with commodities continuing to remain with production countries. We continue to contribute to the development of a solution that provides for a globally competitive tax system that supports economic growth and long term sustainable tax contributions, and one that provides certainty and transparency on the taxing rights of profits associated with the extraction, sales and marketing of commodities. We look forward to continuing to make a positive contribution. Peter Beaven Chief Financial Officer 2 BHP Economic Contribution Report 2020

FY2020 total economic contribution Global Over last 10 years US$85.0 billion global taxes, royalties and other payments to governments In FY2020 US$37.2 billion total economic contribution US$9.1 billion global taxes, royalties and other payments to governments global adjusted effective tax rate 33.2% once royalties are included 42.2% Australia Over last 10 years ~A$76.0 billion (US$64.2billion) in Australian taxes, royalties and other payments to governments In FY2020 US$22.4 billion total economic contribution in Australia US$7.5 billion in Australian taxes, royalties and other payments to governments [Graphic Appears Here] BHP remains one of the largest taxpayers in Australia The data presented in this Report has been prepared on the basis set out in ?Basis of Report preparation? section. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 3

FY2020 total economic contribution continued

Total economic contribution



Payments to governments
Payments to suppliers
Payments to employees
Payments to shareholders, lenders and investors
Social investment
4
3
1
2
1
Australia
Social investment
US$87m
US$22.4b
2
Chile
Social investment
US$17m
US$5.5b
3
United States
Social investment
US$28m
US$2.1b
4
United Kingdom
Social investment
US$0
US$3.3b
Rest of the world
Social investment
US$6m
US$3.9b

Country	Payments to governments US$M	Payments to suppliers[1] US$M	Payments to employees[1] US$M	Payments to shareholders, lenders and investors US$M	Social investment[1] US$M	Total economic contribution US$M	Profit/(loss) before taxation US$M	Number of employees/ contractors
Australia	7,516.1	7,756.6	2,827.9	4,230.8	86.7	22,418.1	12,519.7	44,915
Chile	946.4	3,790.7	542.9	158.9	16.6	5,455.5	1,402.1	28,263
United States	378.7	950.2	252.6	481.0	28.2	2,090.7	(182.6)	1,546
United Kingdom	70.7	20.5	14.3	3,209.0	0.0	3,314.5	19.2	64
Rest of the world	234.4	2,942.0	246.9	495.6	6.1	3,925.0	264.0	5,333
Total	**9,146.3**	**15,460.0**	**3,884.6**	**8,575.3**	**137.6**	**37,203.8**	**14,022.4**	**80,121**
Equity accounted investments								
Colombia (Cerrejón)	113.5	–	–	–	2.1	115.6	(68.1)	–
Brazil (Samarco)	24.7	–	–	–	0.2	24.9	(507.9)	–
United States (Resolution)	–	–	–	–	0.8	0.8	(87.2)	–
Peru (Antamina)	615.7	–	–	–	8.9	624.6	212.3	–
United Kingdom (SolGold)	–	–	–	–	–	–	(58.3)	–
Other	–	–	–	–	–	–	(3.0)	–
Total including equity accounted investments	**9,900.2**	**15,460.0**	**3,884.6**	**8,575.3**	**149.6**	**37,969.7**	**13,510.2**	**80,121**

(1) Calculated on an accrual basis.

4 BHP Economic Contribution Report 2020

Our contribution
Our approach
Our payments
Additional information

Summary of payments made

BHP's contribution to the global economy is significant.

In FY2020, our total direct economic contribution was US$37.2 billion, including payments to suppliers, wages and employee benefits, dividends and other payments to shareholders, taxes and royalties, as well as voluntary social investment across the communities where we operate. Of this, we paid US$9.1 billion globally in taxes, royalties and other payments to governments. Our global adjusted effective tax rate was 33.2 per cent. Including royalties, this increases to 42.2 per cent. This significant source of taxation revenue assists governments to provide essential services to their citizens and invest in their communities for the future.

During FY2020, we paid US$8.6 billion to shareholders, lenders and investors.

As well as our direct economic contribution, we invested US$7.6 billion into our business through the purchase of property, plant and equipment and expenditure on exploration.

This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers on whom they rely. For example, refer to our Western Australia Iron Ore case study on page 8 of this Report.

In addition, we reduced our payment terms from 30 days to seven days for over 1,500 small, local and Indigenous businesses as part of a program to support communities and regional economies during the COVID-19 pandemic. The accelerated payment program delivered over US$80 million more quickly into the hands of our small business partners. BHP also hired approximately 1,500 contractors on six-month contracts to support its Australian operations during this difficult time.

Total economic contribution in FY2020

Suppliers[1]

Payments made to our suppliers for the purchase of utilities, goods and services

US$15.5b

+

Employees[1]

Employee expenses for salary, wages and incentives

US$3.9b

+

Shareholders, lenders and investors

Dividend and interest payments

US$8.6b

+

Total payments to governments

Income taxes, royalty-related income taxes, royalties and other payments to governments

US$9.1b

+

Social investment[1] [2]

Contributions and administrative costs

US$150m



Total economic contribution

=

US$37.2b

Figures are rounded to the nearest decimal point or the nearest million.

(1) Calculated on an accrual basis.

(2) Total social investment includes community contributions and associated administrative costs (including US$1 million to facilitate the operation of the BHP Foundation) and BHP's equity share in community contributions for operated and non-operated joint ventures. Our social investment target is not less than 1 per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years' pre-tax profit.

BHP Economic Contribution Report 2020 5

Our contribution throughout the value chain BHP?s purpose is to bring people and resources together to build a better world. BHP operations 2 We generate considerable value ? both financial and social ? to the communities in the countries where we operate and also to society more broadly. We do this at each step in our value chain. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to communities where we operate. We work to promote integrity and sustainability by following best practices and supporting research, for example through the BHP?Foundation. The way we work provides a competitive advantage for our shareholders. Value is created for our shareholders, lenders and investors, including pension and superannuation funds, through paying dividends, interest and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we are aligned with the interests of communities where we operate and also society more broadly: our success and contributions are shared fairly. 1 Evaluation and exploration We invest in discovering new resources, to meet the needs of future generations. How we contribute Payments to suppliers Wages paid to employees Permits, licence fees and employment taxes No royalties or corporate tax Evaluation and exploration work is largely about creating the potential for future value. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of payments to governments. Contributions to the community include payments to suppliers and contractors for any construction or excavation, and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). 2 Development We invest in studies, trials and infrastructure with the goal of creating the maximum value from resources. How we contribute Capital expenditure Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties No royalties or corporate tax Contributions to communities in which we operate Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, both directly in construction and more broadly through the provision of goods and services to the site and workforce. Contributions to local communities begin to be made. Payments to governments are largely in the form of indirect taxes (such as goods and services taxes or excise fees) on equipment and materials, and employment taxes. 6 BHP Economic Contribution Report 2020

3 Extraction and process We extract and process commodities, safely and sustainably. How we contribute Net profits ? corporate taxes paid Royalties paid from extraction Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties Contributions to communities in which we operate Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid; however, this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of the operation, payments to governments will be significant and can often equal as much as 50 per cent of profit. Community contributions continue through the operating life. Payments to shareholders, lenders and investors also increase as income from operations is generated. As we invest in long-term assets, we also create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors. 4 Rehabilitation and closure We close our operations through one or a combination of rehabilitation, ongoing management or ? in consultation with the community ? a transition to an alternative use. How we contribute Payments to suppliers and contractors Corporate taxes paid if alternative revenue streams from post-mining land use are found Lower employment and sales taxes Low or no royalties Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community. 5 Commercial function We sell our products, procure suppliers, organise freight and manage market risks to maximise value. How we contribute Payments to suppliers and contractors Wages paid to employees Corporate, employment and sales taxes, import duties Sales and Marketing and Procurement are separate core businesses of BHP, connected under the Commercial function. They are the link between BHP?s global operations, our customers and our local and global suppliers, and aligned to our assets. We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities in which we operate. We also employ more than 2,300 people in our Commercial function globally. The contribution of our other businesses is enhanced by the activities of our Commercial function. Sales and Marketing maximise the prices received for the sale of our products and Procurement ensures our unit costs are competitive, maintaining the sustainability of our operations. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 7

Case study: Western Australia Iron Ore WAIO at a glance in FY2020 Employees and contractors 14,118 Total taxes paid US$3,281m [Graphic Appears Here] Western Australia Iron ore (WAIO) is an integrated system of four processing hubs and five mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region. The corporate headquarters of our Iron Ore business is located in Perth. Construction of the US$3.6 billion South Flank project commenced in July 2018 and by the end of FY2020 was overall 76 per cent complete. The project awarded A$4.2 billion in contracts (including A$3.2 billion for Western Australian-based work). South Flank reached a construction workforce of around 3,000 people as the project moved into its second full year of construction and is expected to create thousands of jobs over the life of the project. It remains on track to deliver first ore in CY2021. BHP has contributed more than A$13 billion in iron ore royalties in the past decade and more than A$3.3 billion in community infrastructure, social and Indigenous programs and training programs across the state since 2012. 8 BHP Economic Contribution Report 2020

Approach to transparency and tax Our tax principles Our Charter and Our Code of Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose and values and how we measure our success. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which helps guide our daily work. It demonstrates how we practically apply the commitments and values set out in Our Charter. Our approach to tax is underpinned by Our Charter and Our?Code, and is embodied in our global tax principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2020, we conducted assurance that we have adhered to our tax principles. The six principles set out below govern our global approach to tax: We are transparent about the taxes and royalties that we pay to governments because we believe that 1 openness allows our shareholders, employees, contractors, partners, customers and communities Transparency to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate. 2 We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage Corporate with revenue authorities on a real-time basis regarding the application of the tax law and to identify citizenship and resolve any disagreements on a timely basis. 3 We are committed to strong governance. We seek to identify, assess, control and report tax risks in Risk management accordance with our global Risk Framework. Risks identified as material are reported to the Risk and and governance Audit Committee. Further information is provided on the following page. 4 Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior Business business performance and delivers long-term shareholder value. Accordingly, we do not engage rationale in aggressive tax planning. We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax 5 compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created, and economic activity occurs, in compliance with the Compliance Organisation for Economic Co-operation and Development (OECD) guidelines, and based on the arm?s length principle. 6 We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process Advocating of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we reform operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 9

Approach to transparency and tax continued Our approach to risk management and governance Given the size, geographic scope and complexity of our operations, and at times, uncertainty regarding the application of taxation laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management is embedded in all of our critical business activities, functions, processes and systems through the application of a single framework for all risks, known as our ?Risk Framework?. Under the Risk Framework, the Board and senior management (including the Executive Leadership Team) provide oversight and monitoring of risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty related matters. In addition to the Risk Framework and our global tax principles, we have internal standards that clearly set out our approach to tax risk management, the level of risk the Group is prepared to accept and escalation points and procedures. BHP?s Tax function is subject to regular internal review and audits to provide assurance over compliance with these standards. For information on our Risk Framework, refer to section 1.5.4 in our Annual Report 2020. We also set out our approach to tax risk management and governance in ?Our tax strategy? on our website at bhp.com. Location of our business activities BHP is a world-leading resources company. We extract and process minerals, oil and gas, with more than 80,000 employees and contractors located primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. We locate our business activities where value is created and we do not engage in aggressive tax planning. Our commitment to transparency We are proud to be a corporate leader in transparency and have a long-standing record in that regard. We first disclosed our aggregate payments of taxes and royalties in 2000 and since then, have continually provided all required disclosures in line with our commitment to globally transparent and consistent taxation reporting. We continue to disclose important information in relation to our operations, including reconciliation data, comparative data from prior years and further information regarding our approach to tax risk management and governance. We also support the voluntary publication of country-by-country reports that contain detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax and number of employees for each country in which a subsidiary entity of a corporate group is a tax resident. We will publish our country-by-country data for FY2019 on our website at bhp.com. Being open about the taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers, the communities where we operate and other stakeholders. 10 BHP Economic Contribution Report 2020

Transparency allows for an informed debate on the integrity of tax regimes and the contribution we do ? and should ? make in the countries in which we operate. This commitment is reflected in our support of global transparency initiatives. For example, we are represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2016 Standard requires the EITI implementing countries to develop ?road maps? towards the establishment of Beneficial Ownership Registers. We support mandatory payment disclosure legislation, such as the European Union (EU) Accounting and Transparency Directives. This Report and global transparency requirements This Report complies with a number of different tax transparency regimes. The information on our payments to governments on pages 18 to 23 is set out in accordance with the UK Regulations, which implement the EU Accounting Directive. By issuing this Report, we comply with the Australian Voluntary Tax Transparency Code. We have also adhered to all of the Best Practice Recommendations and minimum standards for ?large businesses? contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019. We reflect the Tax Principles of the B Team in our practice, for example through the disclosure of our tax incentives. The B Team is a not-for-profit initiative formed by a global group of business leaders to catalyse a better way of doing business, for the wellbeing of people and the planet. The B Team?s Tax Principles seek to set a new bar for tax practices by providing a framework that details what good tax practice should look like and sets a?benchmark for businesses to achieve. We have a number of existing subsidiary companies, primarily established for historical reasons, in ?tax haven? countries. These are fully disclosed in this Report. Beyond these requirements, we voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors and effective tax rates in the key countries in?which we operate. The future of global tax transparency To be meaningful, information and data should be disclosed that is useful to stakeholders and is in a format that is accessible, machine-readable and easy to understand and utilise. Therefore, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, we support alignment between the quantitative data provided to taxation authorities to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating voluntary country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years or those under development will result in unhelpful complexity. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency. We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company). This is because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws. BHP has advocated for the establishment of public beneficial ownership registers and participated in a range of public policy forums to achieve that goal, such as OpenOwnership. OpenOwnership is the first public, open, global database of company ownership information and provides public access to information on who owns 7 million companies across the globe. We are a member of OpenOwnership?s Private Sector Advisory Group and encourage our suppliers and partners to make disclosures in that forum, helping to grow ownership transparency into a global norm. We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid. Accordingly, we would support an initiative by the governments of the countries in which we operate to publicly disclose the content of our licences or contracts for the development and production of oil, gas or minerals that forms the basis of our payments to governments, as outlined in the EITI Standard. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 11

Approach to transparency and tax continued Tax policy Tax systems should balance the need for appropriate returns to governments with incentivising investment (which in turn benefits the community). In order to attract investment, tax systems should be internationally competitive and stable. Key factors influencing the international competitiveness of a country?s tax regime are the corporate tax rate and the mix of taxes imposed. After returning excess cash to our shareholders in the form of dividends or share buy-backs and ensuring that our balance sheet is strong, we invest back into our business. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration. We have global competition for limited capital across our many investment options around the world: when taxes are lower in one country compared to others, all other things being equal, we will invest in that country. Consequently, given the global reduction in corporate tax rates across OECD countries, it may be challenging for countries that retain comparatively high corporate tax rates (such as Australia) to remain internationally competitive in attracting capital. In addition, for a business such as ours, which invests over generations, we want to know the returns we will realise in 10, 20 or 30 years? time will be commensurate with the risks we take in investing our shareholders? money now. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects. Accordingly, we continue to support the work being undertaken by the OECD to explore a global solution to address the tax challenges of the digitalisation of the economy. Consistent with our tax principles, we advocate that the taxing rights of countries should be commensurate with where the economic activity occurs. For BHP and the extractive industry, the right to extract commodities is inherently and substantially connected to the country in which the commodities are located. We will continue to contribute to the development of a solution that provides certainty and transparency on the taxing rights of profits associated with the extraction, sales and marketing of commodities, and one that provides for a globally competitive tax system that supports economic growth and long-term sustainable tax contributions. We engage in the reform process of international tax rules and local tax rules in the jurisdictions in which we operate. We primarily do this by engaging on taxation policy and reform matters through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, Australian Petroleum Production and Exploration Association, American Petroleum Institute, Consejo Minero, American Chamber of Commerce and the International Council on Mining and Metals. Low-tax jurisdictions We locate our business activities where value is created and do not engage in aggressive tax planning. In classifying which of our subsidiary companies are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes, which the EU first issued in December 2017. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to tax transparency, fair taxation, implementation of OECD base erosion and profit shifting measures and entity substance requirements. The EU has published a list of ?non-cooperative? jurisdictions and a ?watch list? of jurisdictions that have committed to address deficiencies in their tax governance. The?EU reviews the lists at least yearly. We have six subsidiary companies in countries on the EU?s ?non-cooperative? list. Details of each of these subsidiaries, including FY2020 profits/(losses), are included in the table on the following page. One entity, BHP (Trinidad-3A) Limited, is?incorporated in Trinidad and Tobago, and holds an undeveloped offshore petroleum block in Trinidad with declared oil and gas reserves. The remaining subsidiaries were acquired for a variety of reasons, such as being part of a historical acquisition. Close to 100 per cent of the income of two of these remaining companies is taxed in another jurisdiction (Peru or the United States). We have one subsidiary company in a country on the EU?s ?watch list? other than Australia. The entity, BHP (Trinidad) Holdings Ltd, is incorporated in Saint Lucia as a holding company. In addition, all of the subsidiary companies of BHP are subject to the controlled foreign company tax rules of either Australia or the United Kingdom. Australia was added to the EU?s ?watch list? in 2019 due to its Offshore Banking Unit (OBU) regime. We have a significant number of entities incorporated in Australia, all of which are subject to tax at the normal corporate tax rate of 30 per cent. None of these entities benefit from Australia?s OBU regime. Given the number of our Australian entities and the Group?s Australian adjusted effective tax rate in FY2020 was 31.7 per cent, we have not disclosed our Australian subsidiaries in this section. We disclose all of our subsidiary companies, including our Australian companies, in our Financial Statements within our Annual Report. 12 BHP Economic Contribution Report 2020

Companies in 'non-cooperative' countries

	Incorporation		FY2020 Profit/(loss) before taxation (US$ millions)	Income subject to tax in another country	
Name	Jurisdiction	Year			Nature of activities[1]
BHP (Trinidad-3A) Ltd	Trinidad and Tobago	2002	(8)	–	Appraisal and development of offshore hydrocarbons
Global BHP Copper Ltd	Cayman Islands	1994	2	US[2]	Holding company (legacy)
RAL Cayman Inc.	Cayman Islands	1986	106	Peru[3]	Holding company (legacy)
Riocerro Inc	Cayman Islands	1991	–	–	Holding company (legacy)
Riochile Inc	Cayman Islands	1991	(1)	–	Holding company (legacy)
Marcona International, S.A.	Panama	1953	–	–	Holding company (legacy)

Companies in 'watch list' countries (other than Australia)

	Incorporation		FY2020 Profit/(loss) before taxation (US$ millions)	Income subject to tax in another country	
Name	Jurisdiction	Year			Nature of activities[1]
BHP (Trinidad) Holdings Ltd	Saint Lucia	2002	–	–	Holding company

(1) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historical broader acquisitions.
(2) This company is subject to taxation in the United States under the foreign disregarded entity rules. In FY2020, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated).
(3) In FY2020, other than a relatively small amount of interest income (US$1 million), all of the profit of RAL Cayman Inc. was dividend income that was received from other subsidiary companies. Taxes were paid on the underlying profits when earned in Peru and are included as payments to governments in this Report. For more information, refer below.

RAL Cayman Inc. is a legacy holding company that was acquired as part of the broader acquisition by Billiton in 2000 of the Cerro Colorado and Spence mines in Chile and the Antamina mining project in Peru. RAL Cayman Inc. holds BHP's interest in the Antamina mine and other than a relatively small amount of interest income, the profits of RAL Cayman Inc. comprise dividends received from Antamina. Income tax is paid on the underlying profits when earned by the operations in Peru and withholding tax is triggered and paid upon distribution, with both taxes included as payments to governments in this Report. RAL Cayman Inc. typically on-pays any dividends it receives during a financial year to its own shareholder, which is an entity incorporated and a tax resident in Canada, twice yearly in May and November. No taxation benefit is obtained in relation to this dividend income as a result of RAL Cayman Inc. being in the Group corporate structure. In particular, the withholding tax implications would be the same if the underlying earnings of the mining operations were paid directly to the shareholder of RAL Cayman Inc.

We regularly review our Group structure with a view to liquidating any subsidiary companies that are dormant or not otherwise required. For example, the liquidation of Riocerro Inc and Riochile Inc is under consideration.

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2020 13

Approach to transparency and tax continued Intra-group transactions We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia, as part of our corporate tax returns, we lodge detailed International Dealings Schedules, which quantify, by type, the transactions between the entities of our Australian tax consolidated groups and offshore related parties. We comply with the OECD?s country-by-country reporting requirements as implemented in each of the countries in which we operate. For example, in Australia, we lodge certain transfer pricing related documentation and country-by-country reports in accordance with the taxation laws and the Australian Taxation Office?s requirements. This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world. We support the voluntary publication of country-by-country data and we will publish our FY2019 data on our website at bhp.com. Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. Outlined below are the top four dealings (by quantum) between our Australian business and non-Australian related parties. Our Sales and Marketing business Sales and Marketing is an independent core business of BHP. It?is the link between BHP?s global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries in which we operate, by ensuring we receive the maximum price for our commodities. It achieves this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent. Location Our Sales and Marketing business offices are located close to our customers in our key markets. As Asia accounts for 86.7 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. For proximity to oil and gas markets, our petroleum Sales and Marketing business is headquartered in Houston, United States. Our Sales and Marketing business has approximately 340 employees and contractors globally, with 130 of these in Singapore. Other smaller offices are strategically located around the world. Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world?s largest commodity trading companies. Singapore is a world leader in logistics capability and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore?s high living standards attract highly qualified people and it has a large pool of commodities trading talent in Asia, providing a highly skilled and diverse work force. In addition to our Sales and Marketing business, we have teams from Technology, Finance, External Affairs and Human Resources based in Singapore to support our activities in the region. Profits made by our Singapore Sales and Marketing business The Singapore Sales and Marketing business earns a small margin on its sales in line with the risks and activities undertaken and the value added. In relative terms, our Sales and Marketing profits are small compared with the profits made in Australia from our Australian operations and the profits from our global operations. In FY2020, our main Singapore Sales and Marketing business made profits of approximately US$558 million on global commodities sales, representing approximately 4.3?per cent of the FY2020 profits of our Australian operations (US$13.1 billion) and approximately 4.1?per cent of the FY2020 profits from our global operations (US$13.5 billion). Taxation In FY2020, all the profits (of approximately US$558 million) of the Singapore Sales and Marketing business were exempt from income tax in Singapore under a tax incentive that the Singapore Government has granted BHP (with effect from FY2021, under this incentive this income will be subject to corporate income tax at a reduced rate). This is one of a range of incentives that is legislated and open to all taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. In FY2020, BHP Group Limited increased its indirect legal ownership of the entity conducting the Singapore Sales and Marketing business (BHP Billiton Marketing AG or BMAG) from 58 per cent to 100 per cent, in accordance with the settlement agreement entered into with the Australian Taxation Office (ATO) in 2018 to resolve a long-standing transfer pricing dispute. The dispute related to the price at which commodities are sold to our Singapore Sales and Marketing business. As a result, 100 per cent of the profits made by BMAG from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited are taxed in Australia, from 1 July 2019, at the normal corporate tax rate of 30 per cent, under the Australian Controlled Foreign Company rules. In addition, in March 2020, the Australian High Court handed down its decision in relation to an existing dispute between the ATO and BHP on whether BHP Group Limited and BHP Group Plc are ?associates? for the purposes of the Australian Controlled Foreign Company rules. The High Court ruled that BHP Group Limited and BHP Group Plc are ?associates? and therefore, profits made by BMAG from the sale of our Australian commodities acquired from entities controlled by BHP Group Plc are also taxed in Australia at the corporate tax rate of 30 per cent. 14 BHP Economic Contribution Report 2020

Guernsey insurance company BHP has an internal self-insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our Assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm?s length principle as set out in the OECD Guidelines. The profits of Stein vary significantly year-on-year depending on insurance events that occur. For example, in FY2020, Stein made a profit of US$166 million whereas in FY2019, it made a loss of US$96 million. The loss in FY2019 was due to the occurrence of several insured events, including the impact of a leak in an acid processing plant at Olympic Dam, a fire in the smelter building at Nickel West in Kalgoorlie and the derailment of a train in our iron ore operations in Western Australia, whereas the profit in FY2020 reflects the occurrence of one insured event during the period. The insurance proceeds payable by Stein to our Australian assets for these insured events will be reflected in the relevant Australian income tax return(s) and subject to Australian tax at the normal corporate tax rate of 30 per cent. Financing BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Sales and Marketing business and our Assets receive proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital investment in our operations, operating expenditure or returns (including dividends) to our shareholders. We achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions. The BHP companies that provide this intra-group financing are tax resident in the United Kingdom, the United States or Australia. Consequently, income received by the BHP financing companies, is subject to tax in the United Kingdom, the United States or Australia at normal corporate tax rates. Our approach to the pricing of these intra-group financing arrangements is to ensure consistency with the arm?s length principle as set out in the OECD Guidelines. We are transparent with our key tax authorities on our funding arrangements. For example, we have engaged with the ATO as part of the Key Taxpayer Engagement (KTE) and Justified Trust approaches. We have no disputes with any tax authorities in relation to the Group?s financing arrangements. Intra-group administration and technology BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on exploration, health, safety and environment, projects, engineering and integrated operations. Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, the United States, Chile, the United Kingdom, Malaysia, the Philippines and Singapore. A significant portion of the fees paid to and by Australian members of the Group are with companies in the United States and United Kingdom. These fees are the subject of agreements between the relevant tax authorities i.e.?between Australia and each of the United States and the United Kingdom (refer to the Tax agreements section). Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 15

Approach to transparency and tax continued Assurance regimes and relationships with tax authorities BHP has an extensive set of systems and controls in place to manage our material and non-material risks. To address the risk of material financial misstatement and to meet the legislative and regulatory requirements governing the internal controls over financial and other reporting in the countries in which we operate, we have an internal control evaluation program. Each control is assessed annually to ensure it is designed appropriately to manage the risk. The controls are also subject to a regular verification process to ensure they are operating effectively. Each year, all material risks are assessed on the basis of the effectiveness of their controls and given a rating, which is reported to senior management and to the Risk and Audit Committee of the Board. The internal control evaluation program also provides an annual external assessment of the effectiveness of internal controls over financial reporting, which is published in our Form 20-F filed annually with the Securities Exchange Commission in the United States. For more information on our internal control evaluation program, refer to ?Our tax strategy? on our website at bhp.com. In addition, tax authorities conduct assurance on our tax affairs in a number of different jurisdictions around the world. As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with those authorities and seek to identify and, where possible, resolve any disagreements on a timely basis. Our risk ratings in the United Kingdom and Australia reflect our size and complexity; our conservative approach to tax, in particular, not engaging in aggressive tax planning; and our openness and transparency in our dealings with revenue authorities. In Australia, we have a Key Taxpayer risk rating. This risk rating reflects a lower risk level relative to other top 100 taxpayers, and an ongoing proactive and transparent engagement with the ATO. This is the lowest risk rating BHP can achieve as a top 100 taxpayer. BHP is part of the Key Taxpayer Engagement (KTE) approach being rolled out by the ATO. KTE is a continuous whole-of-tax approach being put in place with 100 of the largest public businesses in Australia. Additionally, like all large taxpayers in Australia, we are currently part of the ATO?s ?justified trust? program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the ?right? amount of tax in accordance with taxation laws. The ATO has issued to BHP a Tax Assurance Report for FY2016, FY2017 and most recently FY2018. We received an overall provisional ?High? level of assurance for FY2018. Similarly, the business risk review rating given to BHP by Her Majesty?s Revenue and Customs (HMRC) in the United Kingdom includes ?inherent moderate risk? factors and behavioural ?low-risk? factors. Tax agreements As part of our commitment to corporate citizenship, we seek to enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities. In relation to the pricing of our intra-group service charges, as noted earlier in the Intra-group administration and technology section, the ATO and each of HMRC in the United Kingdom and the Internal Revenue Service (IRS) in the United States have agreed to the pricing of these charges as part of bilateral advance pricing arrangements. We also entered into an agreement with the ATO in November 2018 in relation to the Australian taxation treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO in FY2019 (refer to the earlier Our Sales and Marketing business section). Tax incentives We have been granted tax incentives in some countries in which we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them. The criteria that apply to such incentives generally include demonstration of a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures. In FY2020, the incentives that applied to BHP were in Singapore and the Philippines. In Singapore, we were granted incentives exempting us from paying income tax on the profit from qualifying sales and marketing activities (refer to the earlier Our Sales and Marketing business section) and on profit from qualifying shipping operations (approximately US$20 million profit in FY2020) until 30 June 2021 under the Maritime Sector Incentive ? Approved International Shipping (MSI-AIS) Enterprise status. In the Philippines, we were granted an income tax holiday under a Registration Agreement with the Philippine Economic Zone Authority (PEZA), which expires in November 2021. Our income in the Philippines was US$26 million in FY2020 derived from the operation of our shared Global Asset Services Centre. We also operate a shared Global Asset Services Centre in Malaysia, where we were previously granted an income tax incentive. This incentive expired in September 2018 and the income derived in Malaysia is now subject to tax at the Malaysian corporate tax rate. 16 BHP Economic Contribution Report 2020

Tax disputes Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations. As set out in note 6 ?Income tax expense? in section 5 in the Annual Report 2020, we disclose our significant uncertain tax and royalty matters, including disputes. Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. In March 2020, a dispute with the ATO was resolved as a result of a decision by the High Court of Australia on a technical area of Australia?s federal income tax rules that impacts the taxation of certain profits of our Singapore Sales and Marketing business, (refer earlier Our Sales and Marketing business section). The decision clarifies that BHP Group Limited and BHP Group Plc are ?associates? for certain Australian income tax purposes and therefore, profits made by BMAG from the sale of our Australian commodities acquired from entities controlled by BHP Group Plc are also taxed in Australia at the corporate tax rate of 30 per cent. Together with the settlement of the transfer pricing dispute in FY2019, this decision provides certainty for both the ATO and BHP regarding the taxation treatment of our Singapore Sales and Marketing business for future years. Reconciling this Report with ATO transparency data We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2018. Our reconciliation of our Australian taxes paid to this data is available on our website at bhp.com. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 17

Our payments to governments

BHP has prepared this information in accordance with the UK Regulations. Our Report also addresses BHP's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**5,458.6**	**459.3**	**25.0**	**5,942.9**
Algeria [1]	**–**	**–**	**–**	**–**
Directorate General of Taxes	–	–	–	–
Australia [4]	**4,400.0**	**374.0**	**25.0**	**4,799.0**
Australian Taxation Office	4,400.0	374.0	25.0	4,799.0
Central Highlands Regional Council	–	–	–	–
Coal Mining Industry Long Service	–	–	–	–
Department of Mines, Industry, Regulation and Safety (Western Australia)	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
Muswellbrook Shire Council (New South Wales)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
State of New South Wales	–	–	–	–
State of Queensland	–	–	–	–
State of South Australia	–	–	–	–
State of Victoria	–	–	–	–
State of Western Australia	–	–	–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Other Australian Governments	–	–	–	–
Barbados	**–**	**–**	**–**	**–**
Government of Barbados	–	–	–	–
Brazil	**1.6**	**–**	**–**	**1.6**
Federal Tax Revenue Ministry	1.6	–	–	1.6
Canada	**18.9**	**–**	**–**	**18.9**
Canada Revenue Agency	18.8	–	–	18.8
Finances Quebec	0.1	–	–	0.1
Government of Saskatchewan	–	–	–	–
Ministry of Finance – Ontario	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Other Canadian Governments	–	–	–	–
Chile [2]	**838.9**	**85.3**	**–**	**924.2**
Servicio De Impuestos Internos	838.9	85.3	–	924.2
China	**1.8**	**–**	**–**	**1.8**
China Tax Bureau	1.8	–	–	1.8
Ecuador	**–**	**–**	**–**	**–**
Government of Ecuador	–	–	–	–

18 BHP Economic Contribution Report 2020

Our payments to governments over the last five years


Our payments to governments US$M
Group Profit before tax excluding exceptional items US$M
10,000
8,000
6,000
4,000
2,000
0
20,000
16,000
12,000
8,000
4,000
0
FY2016
FY2017
FY2018
FY2019
FY2020
Global
Other
Royalties
Total taxes paid
Australia
Other
Royalties
Total taxes paid
Group Profit before tax excluding exceptional items

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,626.3	**139.4**	**121.8**	**1.8**	**5.5**	**8,837.7**	**308.6**	**9,146.3**
–	**86.0**	**–**	**–**	**–**	**86.0**	**–**	**86.0**
–	86.0	–	–	–	86.0	–	86.0
2,433.9	**–**	**22.4**	**1.3**	**–**	**7,256.6**	**259.5**	**7,516.1**
–	–	–	–	–	4,799.0	36.0	4,835.0
–	–	–	–	–	–	2.0	2.0
–	–	–	–	–	–	13.5	13.5
100.6	–	–	–	–	100.6	–	100.6
–	–	–	–	–	–	9.2	9.2
–	–	–	–	–	–	0.5	0.5
–	–	0.1	0.5	–	0.6	2.7	3.3
–	–	–	–	–	–	1.8	1.8
–	–	0.1	–	–	0.1	2.4	2.5
–	–	–	–	–	–	0.7	0.7
–	–	–	–	–	–	0.9	0.9
71.9	–	1.8	–	–	73.7	7.6	81.3
553.3	–	1.0	–	–	554.3	54.2	608.5
51.9	–	2.0	0.8	–	54.7	19.1	73.8
–	–	–	–	–	–	5.5	5.5
1,656.2	–	15.8	–	–	1,672.0	87.8	1,759.8
–	–	–	–	–	–	15.0	15.0
–	–	1.6	–	–	1.6	0.6	2.2
–	**–**	**1.2**	**–**	**5.5**	**6.7**	**–**	**6.7**
–	–	1.2	–	5.5	6.7	–	6.7
–	**–**	**–**	**–**	**–**	**1.6**	**4.1**	**5.7**
–	–	–	–	–	1.6	4.1	5.7
–	**–**	**8.6**	**0.5**	**–**	**28.0**	**4.0**	**32.0**
–	–	–	–	–	18.8	0.7	19.5
–	–	–	0.2	–	0.3	0.1	0.4
–	–	8.5	–	–	8.5	0.1	8.6
–	–	–	–	–	–	0.1	0.1
–	–	–	0.1	–	0.1	2.9	3.0
–	–	–	0.2	–	0.2	–	0.2
–	–	0.1	–	–	0.1	0.1	0.2
–	**–**	**15.8**	**–**	**–**	**940.0**	**6.4**	**946.4**
–	–	15.8	–	–	940.0	6.4	946.4
–	**–**	**–**	**–**	**–**	**1.8**	**–**	**1.8**
–	–	–	–	–	1.8	–	1.8
–	**–**	**0.3**	**–**	**–**	**0.3**	**–**	**0.3**
–	–	0.3	–	–	0.3	–	0.3

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2020 19

Our payments to governments continued

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
India	**0.3**	**–**	**–**	**0.3**
Income Tax Department	0.3	–	–	0.3
Japan	**0.4**	**–**	**–**	**0.4**
National Tax Agency	0.4	–	–	0.4
Malaysia	**1.4**	**–**	**–**	**1.4**
Inland Revenue Board	1.4	–	–	1.4
Mexico	**3.5**	**–**	**–**	**3.5**
Mexican Federal Tax Administration	3.5	–	–	3.5
Netherlands	**1.2**	**–**	**–**	**1.2**
Tax and Customs Administration	1.2	–	–	1.2
Peru	**5.2**	**–**	**–**	**5.2**
Republica Del Peru	–	–	–	–
National Superintendency of Customs And Tax Administration	5.2	–	–	5.2
Philippines	**–**	**–**	**–**	**–**
Bureau of Internal Revenue	–	–	–	–
Singapore	**4.9**	**–**	**–**	**4.9**
Inland Revenue Authority of Singapore	4.9	–	–	4.9
Switzerland	**3.2**	**–**	**–**	**3.2**
Canton of Zug	3.2	–	–	3.2
Trinidad and Tobago (3)	**3.8**	**–**	**–**	**3.8**
Board of Inland Revenue	3.8	–	–	3.8
United Kingdom	**48.2**	**–**	**–**	**48.2**
City of Westminster	–	–	–	–
Her Majesty's Revenue & Customs	48.2	–	–	48.2
United States of America	**125.3**	**–**	**–**	**125.3**
Arizona Department of Revenue	–	–	–	–
Arizona State Land Department	–	–	–	–
Bureau of Land Management	–	–	–	–
Internal Revenue Service	(0.1)	–	–	(0.1)
Louisiana Department of Revenue	20.1	–	–	20.1
Texas Comptroller	–	–	–	–
Treasury General Account	–	–	–	–
U.S. Nuclear Regulatory Commission	–	–	–	–
U.S. Department of The Interior	–	–	–	–
U.S. Department of The Treasury	105.3	–	–	105.3
Utah State Tax Commission	–	–	–	–
Washington Department of Revenue	–	–	–	–
Other US Governments	–	–	–	–

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 1.5 million barrels of oil equivalent (boe) paid in-kind.

(2) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2019 to 30 June 2020). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for Calendar Year 2019 amount to US$527.7 million (Escondida) and US$184.0 million (Pampa Norte).

(3) Production entitlements of 3.1 million boe paid in-kind.

(4) Payments made for royalties in relation to the North West Shelf of US$100.6 million relate to the ad valorem royalty over which the Commonwealth has jurisdiction. Under the Offshore Petroleum (Royalty) Act 2006, the royalties are assessed and collected on behalf of the Commonwealth by the Government of Western Australia Department of Mines, Industry, Regulation and Safety. Payments are currently allocated between the Commonwealth (approximately one third) and Western Australia (approximately two thirds).

20 BHP Economic Contribution Report 2020

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
–	**–**	**–**	**–**	**–**	**0.3**	**–**	**0.3**
–	–	–	–	–	0.3	–	0.3
–	**–**	**–**	**–**	**–**	**0.4**	**–**	**0.4**
–	–	–	–	–	0.4	–	0.4
–	**–**	**–**	**–**	**–**	**1.4**	**–**	**1.4**
–	–	–	–	–	1.4	–	1.4
–	**–**	**2.3**	**–**	**–**	**5.8**	**6.5**	**12.3**
–	–	2.3	–	–	5.8	6.5	12.3
–	**–**	**–**	**–**	**–**	**1.2**	**–**	**1.2**
–	–	–	–	–	1.2	–	1.2
–	**–**	**0.4**	**–**	**–**	**5.6**	**0.1**	**5.7**
–	–	0.4	–	–	0.4	–	0.4
–	–	–	–	–	5.2	0.1	5.3
–	**–**	**–**	**–**	**–**	**–**	**0.5**	**0.5**
–	–	–	–	–	–	0.5	0.5
–	**–**	**–**	**–**	**–**	**4.9**	**–**	**4.9**
–	–	–	–	–	4.9	–	4.9
–	**–**	**–**	**–**	**–**	**3.2**	**–**	**3.2**
–	–	–	–	–	3.2	–	3.2
–	**53.4**	**13.2**	**–**	**–**	**70.4**	**1.6**	**72.0**
–	53.4	13.2	–	–	70.4	1.6	72.0
–	**–**	**–**	**–**	**–**	**48.2**	**22.5**	**70.7**
–	–	–	–	–	–	1.0	1.0
–	–	–	–	–	48.2	21.5	69.7
192.4	**–**	**57.6**	**–**	**–**	**375.3**	**3.4**	**378.7**
–	–	–	–	–	–	0.1	0.1
–	–	0.1	–	–	0.1	0.5	0.6
–	–	0.1	–	–	0.1	–	0.1
–	–	0.1	–	–	–	0.1	0.1
0.3	–	–	–	–	20.4	–	20.4
–	–	–	–	–	–	1.8	1.8
–	–	–	–	–	–	0.2	0.2
–	–	0.1	–	–	0.1	–	0.1
192.1	–	56.5	–	–	248.6	–	248.6
–	–	–	–	–	105.3	0.2	105.5
–	–	0.1	–	–	0.1	0.1	0.2
–	–	0.5	–	–	0.5	–	0.5
–	–	0.1	–	–	0.1	0.4	0.5

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2020 21

Our payments to governments continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**5,458.6**	**459.3**	**25.0**	**5,942.9**
Petroleum	**501.0**	**378.7**	**25.0**	**904.7**
Algeria Joint Interest Unit [1]	–	–	–	–
Australia Joint Interest Unit	–	–	–	–
Australia Production Unit – Victoria	1.0	10.9	–	11.9
Australia Production Unit – Western Australia	155.3	105.6	–	260.9
Bass Strait	54.1	262.2	–	316.3
Gulf of Mexico	17.4	–	–	17.4
North West Shelf	239.0	–	25.0	264.0
Trinidad and Tobago Production Unit [2]	0.7	–	–	0.7
UK Production Unit	23.3	–	–	23.3
Other	10.2	–	–	10.2
Minerals Americas	**821.7**	**85.3**	**–**	**907.0**
Escondida	626.7	85.3	–	712.0
Other Copper	0.7	–	–	0.7
Pampa Norte	191.3	–	–	191.3
Potash Canada	(1.3)	–	–	(1.3)
Head Office – BHP Brasil	(1.4)	–	–	(1.4)
Head Office – RAL Cayman Inc	5.7	–	–	5.7
Minerals Australia	**4,119.5**	**(4.7)**	**–**	**4,114.8**
New South Wales Energy Coal	–	–	–	–
Nickel West	21.7	–	–	21.7
Olympic Dam	(4.2)	–	–	(4.2)
Other Coal	20.8	–	–	20.8
Queensland Coal [3]	796.0	–	–	796.0
Western Australia Iron Ore	3,285.2	(4.7)	–	3,280.5
Group and Unallocated	**16.4**	**–**	**–**	**16.4**
Closed Sites	43.8	–	–	43.8
Corporate [4]	(45.8)	–	–	(45.8)
Commercial	18.4	–	–	18.4

Figures are rounded to the nearest decimal point.
(1) Production entitlements of 1.5 million boe paid in-kind.
(2) Production entitlements of 3.1 million boe paid in-kind.
(3) Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.
(4) The corporate income tax amount does not represent a refund from a government. Instead, it represents the allocation of the Australian corporate income tax payment among members of the Australian tax consolidation group. For further information, refer to 'Basis of report preparation' section.

22 BHP Economic Contribution Report 2020

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,626.3	**139.4**	**121.8**	**1.8**	**5.5**	**8,837.7**	**308.6**	**9,146.3**
293.0	**139.4**	**74.6**	**–**	**5.5**	**1,417.2**	**18.7**	**1,435.9**
–	86.0	–	–	–	86.0	–	86.0
–	–	–	–	–	–	–	–
–	–	–	–	–	11.9	–	11.9
–	–	1.2	–	–	262.1	5.2	267.3
–	–	–	–	–	316.3	2.9	319.2
192.1	–	56.5	–	–	266.0	2.5	268.5
100.6	–	0.1	–	–	364.7	–	364.7
–	53.4	13.2	–	–	67.3	1.6	68.9
–	–	–	–	–	23.3	–	23.3
0.3	–	3.6	–	5.5	19.6	6.5	26.1
–	**–**	**25.9**	**0.3**	**–**	**933.2**	**14.3**	**947.5**
–	–	12.5	–	–	724.5	2.9	727.4
–	–	1.8	–	–	2.5	0.8	3.3
–	–	2.6	–	–	193.9	2.8	196.7
–	–	9.0	0.3	–	8.0	3.7	11.7
–	–	–	–	–	(1.4)	4.1	2.7
–	–	–	–	–	5.7	–	5.7
2,333.3	**–**	**21.0**	**1.3**	**–**	**6,470.4**	**241.2**	**6,711.6**
71.9	–	1.9	0.5	–	74.3	11.7	86.0
20.8	–	3.0	–	–	45.5	16.3	61.8
51.8	–	2.3	0.8	–	50.7	19.8	70.5
–	–	–	–	–	20.8	6.1	26.9
553.3	–	1.0	–	–	1,350.3	80.1	1,430.4
1,635.5	–	12.8	–	–	4,928.8	107.2	5,036.0
–	**–**	**0.3**	**0.2**	**–**	**16.9**	**34.4**	**51.3**
–	–	0.3	0.2	–	44.3	1.2	45.5
–	–	–	–	–	(45.8)	36.3	(9.5)
–	–	–	–	–	18.4	(3.1)	15.3

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2020 23

Tax and our FY2020 Financial Statements

Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an outlay of cash, such as taxes paid in-kind.

How do the numbers reported here reconcile to the tax expense in your financial report?

The income tax and royalty-related taxation paid reported in this Report is included in section 5.1.4 Consolidated Cash Flow Statement in the Annual Report 2020, presented as net income tax and royalty-related taxation refunded of US$48 million and net income tax and royalty-related taxation paid of US$5,992 million. These also reconcile to the tax expense, presented on an accrual basis, in note 6 'Income tax expense' in section 5 in the Annual Report 2020, as shown below.

Set out in the table below is a summary breakdown of the deferred tax expense arising from differences between accounting and tax treatments as shown in note 13 'Deferred tax balances' in section 5 in the Annual Report 2020.

	Deferred tax expense
Depreciation	1,394
Exploration expenditure	51
Employee benefits	(38)
Closure and rehabilitation	(334)
Resource rent tax	(119)
Other provisions	(268)
Deferred income	33
Deferred charges	(132)
Investments, including foreign tax credits	(77)
Foreign exchange gains and losses	(18)
Tax losses	(148)
Lease liability	(793)
Other	114
Total deferred tax expense charged/(credited)	**(335)**

Reconciliation of taxes paid to tax expense



US$M
6,000
5,000
4,000
3,000
2,000
1,000
0
5,944
(1,609)
656
118
5,109
(335)
4,774
Corporate income tax and royalty-related taxes that have been paid and received in FY2020 on a cash basis
Tax payments from prior periods that were made in FY2020 (Opening income tax and royalty-related tax payable)
Tax payments in respect of FY2020 that will be made in subsequent periods (Closing income tax and royalty-related tax payable)
Other (includes taxes paid in-kind)
Current tax expense
Deferred tax arising from differences between accounting and tax treatments
Total tax expense (current and deferred tax expense)

24 BHP Economic Contribution Report 2020

Our contribution
Our approach
Our payments
Additional information

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax.

Two measures of effective tax rate are commonly used:

1. Statutory effective tax rate – calculated as total taxation expense divided by accounting profit.
2. Corporate effective tax rate – calculated as total income tax expense divided by accounting profit. This excludes the impact of royalty-related taxation (such as Petroleum Resource Rent Tax in Australia and Specific Tax on Mining Activities in Chile).

Outcomes for FY2020 for our key jurisdictions for these effective tax rate measures are shown below. These rates do not include royalties, but do include the impact of any profits and taxation expenses that are treated as 'exceptional' items for the purposes of our Financial Statements.

	Corporate effective tax rate	Statutory effective tax rate
Global %	34.8	35.3
Australia %	31.1	31.6
Chile %	43.9	46.8
United States %[1]	41.8	52.7

(1) The United States was in a net loss position which has a distortive impact on the effective tax rate.

What is your adjusted effective tax rate?

We also report adjusted effective tax rates, which exclude the influence of exchange rate movements and exceptional items, because we believe this gives a clearer view of our ongoing contribution and how it changes over time. Our global adjusted effective tax rate for FY2020 was 33.2 per cent. It is reconciled to the statutory effective tax rate shown below.

	2020		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	13,510	(4,774)	35.3
Adjusted for:			
Exchange rate movements	–	20	
Exceptional items[1]	1,546	(241)	
Adjusted effective tax rate	**15,056**	**(4,995)**	**33.2**

(1) Refer to note 3 'Exceptional items' in section 5 of the Annual Report 2020.

Adjusted effective tax rate and statutory effective tax rate


50
40
30
20
10
0
35.8%
39.7%
47.5%
36.7%
35.3%
34.0%
31.4%
36.0%
33.2%
0.0%
FY2016
FY2017
FY2018
FY2019
FY2020
Adjusted ETR
Statutory ETR

The Group's statutory effective tax rate for FY2016 presents as nil because we recognised a total taxation benefit of US$1.1 billion (including government imposed royalty-related taxation calculated by reference to profits) and a loss before taxation for the period of US$7.3 billion.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country in which we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

BHP Economic Contribution Report 2020 25

Basis of Report preparation The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board. The ?Total payments as defined by the UK Regulations? included in pages 18 to 23 have been prepared in accordance with the Reports on Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 and the UK Regulations implement the EU Accounting Directive (Chapter 10, Directive 2013/34/EU) (the ?UK Regulations?). Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2020. For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets? payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BHP Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the operation. For information purposes, 100 per cent of the payments made by our significant equity accounted investments have been shown on page 4 even though no amounts have been included in our total payments to governments. Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ?total payments to governments? and include the following payment categories: Corporate income taxes Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes. For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted ? for example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile. Royalty-related income taxes Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are presented as income tax in section 5.1.1 Consolidated Income Statement in the Annual Report 2020. Taxes levied on production Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2020. Royalties Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2020. Royalty-related income taxes are excluded from Royalties. Production entitlements Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. Fees Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions. Payments for infrastructure improvements Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities. Dividend payments Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP. There were no dividend payments to governments for the year ended 30 June 2020. Signature, discovery or production bonuses Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced. Other payments Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and black lung tax. These payments are not specifically required to be disclosed by the UK Regulations. Excluded amounts The following are not included in total payments to governments: Taxes collected Tax payments made to governments on behalf of our employees. Indirect taxes Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax. Penalties and interest Payments to governments resulting from the imposition of penalties, fees or interest. Other Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the 86,000 threshold set out in the UK Regulations). Projects Payments made on a project-by-project basis (refer to Payments made on a project-by-project basis section of this Report) present payments by entity when not specifically attributable to a project. Payments in relation to Corporate Head Office and the Commercial function have been included in the total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects. ?Corporate Head Office? and ?Commercial? comprise functional support for the Group that in FY2020 consists entirely of projects that undertake relevant activities as defined by the UK Regulations. The Payments made on a project-by-project basis section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include the following: losses from one entity can be offset against taxable income of another entity within the same tax consolidated group only the head entity of a tax consolidated group is liable to make corporate income tax payments to the Australian Tax Office (ATO) typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group Reporting currency All payments to governments on pages 18 to 23 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment. 26 BHP Economic Contribution Report 2020

Glossary Adjusted effective tax rate Total taxation expense excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items. Adjusted effective tax and royalty rate Total taxation expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items. BHP or the Group BHP Group Limited and BHP Group Plc and their respective subsidiaries. Current tax expense The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years. Deferred tax expense The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method. Employees and contractors The weighted average number of employees and contractors across the Group is calculated from the actual number of employees on the last day of the month over the 10-month period from July 2019 to April 2020 at each BHP controlled site. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. Government Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking). Income tax expense The total of current tax expense and deferred tax expense. Low-tax jurisdictions In classifying which countries are ?low-tax jurisdictions?, we have applied the EU list of non-cooperative jurisdictions for tax purposes, issued in December 2017 by the European Union and subsequently updated. The updated list used in this Report was issued on 28 February 2020. Payments to shareholders, lenders and investors Geographical distribution is based on the registered address of shareholders (for returns to shareholders including dividends) and country of incorporation of the borrower for interest payments. Profit before taxation Profit before taxation when presented by country is adjusted for intercompany dividends. Project Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ?substantially interconnected? they may be considered a project. For these purposes ?substantially interconnected? means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Report The Report has been prepared for BHP?s financial year from 1 July 2019 to 30 June 2020. Social investment Includes community contributions and associated administrative costs (including costs borne by BHP to facilitate the operation of the BHP Foundation), and BHP?s equity share in community contributions for both operated and non-operated joint ventures. UK Regulations The Reports on Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015. The UK Regulations implement the EU Accounting Directive (Chapter 10, Directive 2013/34/EU) in the United Kingdom. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2020 27

Independent auditor?s report to the Directors of BHP Group Plc and BHP Group Limited Opinion We have audited the Total payments to governments of $9,146.3 million (?Total payments to governments?) of BHP Group (comprising BHP Group Plc, BHP Group Limited and their respective subsidiaries) for the year ended 30 June 2020. In our opinion, the Total payments to governments of $9,146.3 million in the ?Our payments to governments? section of BHP Group?s Economic Contribution Report 2020 (?the Report?) for the year ended 30 June 2020 is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the ?Basis of Report preparation? section of the Report (?the Basis of Report preparation?). Basis for Opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor?s Responsibilities for the Audit of the Total payments to governments section of our report. We are independent of BHP Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board?s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the Total payments to governments, in Australia, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Emphasis of Matter—Basis of Report preparation and Restriction on Reliance We draw attention to the Basis of Report preparation contained in the ?Basis of Report preparation? section of the Report which describes the basis of accounting. This basis of accounting is of such importance that it is fundamental to your understanding of the Total payments to governments. Our opinion is not modified in respect of this matter. This audit report has been prepared for the directors of BHP Group in accordance with our engagement letter with BHP Group. We disclaim all responsibility to any other party for any loss or liability that the other party may suffer or incur arising from or relating to or in any way connected with the contents of our report or the reliance upon our report by the other party. Other Information Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor?s report. BHP is responsible for the other information. Our opinion on the Total payments to governments does not cover the other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated. We are required to report if we conclude that there is a material misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor?s report, we have nothing to report. Responsibilities of Management for the Total payments to governments BHP Group?s management is responsible for the preparation of the Report and for establishing a framework in which the Total payments to governments and other information in the Report has been prepared. Management has determined that this framework as set out in the Basis of Report preparation contained in the ?Basis of Report preparation? section of the Report is appropriate to the needs of the users of the Report. Management is also responsible for such internal controls as Management determines are necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation Auditor?s Responsibilities for the Audit of the Total payments to governments Our objectives are to obtain reasonable assurance about whether the Total payments to governments is free from material misstatement, whether due to fraud or error, and to issue an auditor?s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Report. As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the Total payments to governments, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP Group?s internal control. Evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by management. We communicate with the directors, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. Ernst & Young Melbourne 3 September 2020 28 BHP Economic Contribution Report 2020

Corporate directory BHP Registered Offices BHP Group Limited Australia 171 Collins Street Melbourne VIC 3000 Telephone Australia 1300 55 47 57 Telephone International +61 3 9609 3333 Facsimile +61 3 9609 3015 BHP Group Plc United Kingdom Nova South, 160 Victoria Street London SW1E 5LB Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111 Group General Counsel & Company Secretary Caroline Cox Share Registrars and Transfer Offices Australia BHP Group Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address ? GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: investorcentre.com/bhp United Kingdom BHP Group Plc Registrar Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 344 472 7001 Facsimile +44 370 703 6101 Email enquiries: investorcentre.co.uk/contactus BHP Corporate Centres Chile Cerro El Plomo 6000 Piso 18 Las Condes 7560623 Santiago Telephone +56 2 2579 5000 Facsimile +56 2 2207 6517 United States Our agent for service in the United States is Jennifer Lopez-Burkland at: 1500 Post Oak Boulevard, Houston TX 77056-3004 Telephone +1 713 961 8500 Facsimile +1 713 961 8400 South Africa BHP Group Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa Postal address ? Private Bag X9000 Saxonwold 2132 South Africa Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address ? Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 Commercial Office Singapore 10 Marina Boulevard, #07-01 Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone +65 6421 6000 Facsimile +65 6421 6800 United States Computershare Trust Company, N.A. 150 Royall Street Canton MA 02021 Postal address ? PO Box 43078 Providence RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: citi.com/dr How to access information on BHP BHP produces a range of publications, which are available at bhp.com. If you are a shareholder, you can also elect to receive a paper copy of the Annual Report through one of the Share Registrars listed above. Subscribe to receive news alerts sent directly to your email address Read our reports at bhp.com Annual Report 2020 Climate Change Report 2020 linkedin.com/company/bhp youtube.com/bhp twitter.com/bhp Cover image Photographer: Andy Vukosav

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